SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  6 March 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:  1. Director/PDMR Shareholding announcement made on 20 February 2006
             2. Transaction in Own Shares announcement made on 20 February 2006
             3. Director/PDMR Shareholding announcement made on 21 February 2006
             4. Transaction in Own Shares announcement made on 21 February 2006
             5. Director/PDMR Shareholding announcement made on 22 February 2006
             6. Transaction in Own Shares announcement made on 22 February 2006
             7. Transaction in Own Shares announcement made on 22 February 2006
             8. Transaction in Own Shares announcement made on 23 February 2006
             9. Transaction in Own Shares announcement made on 24 February 2006
            10. Director/PDMR Shareholding announcement made on 27 February 2006
            11. Transaction in Own Shares announcement made on 27 February 2006
            12. Transaction in Own Shares announcement made on 28 February 2006
            13. Transaction in Own Shares announcement made on 01 March 2006
            14. Director Declaration announcement made on 01 March 2006
            15. Transaction in Own Shares announcement made on 01 March 2006
            16. Transaction in Own Shares announcement made on 02 March 2006

Enclosure No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1) Name of company


BT GROUP PLC


2)                   Name of Director


PHIL HODKINSON



3. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)


BOTH


4. Name of person discharging managerial responsibilities/director


PHIL HODKINSON


5. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person


N/A



6. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest


PURCHASE OF SHARES IN OWN NAME



7. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


PHIL HODKINSON



9. State the nature of the transaction


PURCHASE OF SHARES IN OWN NAME



10. Number of shares, debentures or financial instruments relating to shares acquired


4,622ORDINARY SHARES


11. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


12. Number of shares, debentures or financial instruments relating to shares disposed

N/A


13. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


14. Price per share or value of transaction


214.5P


15. Date and place of transaction


17 FEBRUARY 2006, UK

16. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


4,622 ORDINARY SHARES


17. Date issuer informed of transaction


20 FEBRUARY 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


18. Date of grant

N/A.....................


19. Period during which or date on which it can be exercised

N/A...........................


20. Total amount paid (if any) for grant of the option

N/A...........................


21. Description of shares or debentures involved (class and number)

N/A...........................


22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................


23. Total number of shares or debentures over which options held following notification

N/A........................


24 Any additional information


N/A



25. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086


Name of duly authorised officer of issuer responsible for making notification


JOHN CHALLIS


Date of notification


20 FEBRUARY 2006

Enclosure No. 2

Monday 20 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 212.807 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 254,230,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,381,147,134.

Enclosure No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1) Name of company

BT GROUP PLC


2)   Name of Director

MAARTEN VAN DEN BERGH


3. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH


4. Name of person discharging managerial responsibilities/director

MAARTEN VAN DEN BERGH


5. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


6. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES IN OWN NAME


7. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MAARTEN VAN DEN BERGH



9. State the nature of the transaction

PURCHASE OF SHARES IN OWN NAME


10. Number of shares, debentures or financial instruments relating to shares acquired

2,500 ORDINARY SHARES


11. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


12. Number of shares, debentures or financial instruments relating to shares disposed

N/A


13. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


14. Price per share or value of transaction

213.66P


15. Date and place of transaction

21 FEBRUARY 2006, UK


16. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

12,040 ORDINARY SHARES


17. Date issuer informed of transaction

21 FEBRUARY 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


18. Date of grant

N/A.....................


19. Period during which or date on which it can be exercised

N/A...........................


20. Total amount paid (if any) for grant of the option

N/A...........................


21. Description of shares or debentures involved (class and number)

N/A...........................


22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................


23. Total number of shares or debentures over which options held following notification

N/A........................


24 Any additional information

N/A


25. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372


Name of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY


Date of notification

21 FEBRUARY 2006

Enclosure No. 4

Tuesday 21 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 212.2708 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 255,730,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,379,647,134.

Enclosure No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

IAN LIVINGSTON

ANDY GREEN

PAUL REYNOLDS

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED


8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired


SIR CHRISTOPHER BLAND -

BT GROUP RETENTION SHARE PLAN: 6,186 SHARES


BEN VERWAAYEN -

BT GROUP DEFERRED BONUS PLAN: 14,384 SHARES

BT GROUP DEFERRED BONUS PLAN: 2,032 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 5,217 SHARES

BT GROUP INCENTIVE SHARE PLAN: 6,343 SHARES - HELD IN TREASURY


IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN: 3,719 SHARES

BT GROUP DEFERRED BONUS PLAN: 896 SHARES - HELD IN TREASURY

BT GROUP RETENTION SHARE PLAN: 10,549 SHARES

BT GROUP INCENTIVE SHARE PLAN: 3,353 SHARES

BT GROUP INCENTIVE SHARE PLAN: 4,757 SHARES - HELD IN TREASURY


ANDY GREEN -

BT GROUP DEFERRED BONUS PLAN: 3,608 SHARES

BT GROUP DEFERRED BONUS PLAN: 923 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 3,167 SHARES

BT GROUP INCENTIVE SHARE PLAN: 4,530 SHARES - HELD IN TREASURY


PAUL REYNOLDS -

BT GROUP DEFERRED BONUS PLAN: 3,277 SHARES

BT GROUP DEFERRED BONUS PLAN: 965 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 2,981 SHARES

BT GROUP INCENTIVE SHARE PLAN: 3,624 SHARES - HELD IN TREASURY


HANIF LALANI -

BT GROUP DEFERRED BONUS PLAN: 1,108 SHARES

BT GROUP DEFERRED BONUS PLAN: 618 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 1,490 SHARES

BT GROUP INCENTIVE SHARE PLAN: 3,624 SHARES - HELD IN TREASURY


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

214.5p

14. Date and place of transaction

22 FEBRUARY 2006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,250 ORDINARY SHARES

BT GROUP RETENTION SHARE PLAN: 314,785 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES


BEN VERWAAYEN

PERSONAL HOLDING: 951,497 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 835,367

BT GROUP INCENTIVE SHARE PLAN: 588,242

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 3,656,458 SHARES



IAN LIVINGSTON

PERSONAL HOLDING: 313,110 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 234,913

BT GROUP RETENTION SHARE PLAN: 536,803

BT GROUP INCENTIVE SHARE PLAN: 412,735

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES


ANDY GREEN

PERSONAL HOLDING: 152,635 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 230,629 SHARES

BT GROUP INCENTIVE SHARE PLAN: 391,726 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: 97,974 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 215,936 SHARES

BT GROUP INCENTIVE SHARE PLAN: 336,138 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


HANIF LALANI

PERSONAL HOLDING: 14,284 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 87,886 SHARES

BT GROUP INCENTIVE SHARE PLAN: 260,283 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,346 SHARES.


16. Date issuer informed of transaction

22 FEBRUARY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 22 FEBRUARY 2006, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 45,632 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

Graeme Wheatley

Date of notification

22 FEBRUARY 2006

Enclosure No. 6

Wednesday 22 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 15,012 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 255,715,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,379,662,146.

Enclosure No. 7

Wednesday 22 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 210.02 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 258,215,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,377,162,146.

Enclosure No. 8

Thursday 23 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 209.63 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 261,215,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,374,162,146.

Enclosure No. 9

Friday 24 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 209.85 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 263,215,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,372,162,146.

Enclosure No. 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of company: BT GROUP PLC


2. Name of Director: MATTI ALAHUHTA


3. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii): BOTH


4. Name of person discharging managerial responsibilities/director: MATTI
ALAHUHTA


5. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person: N/A


6. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest: PURCHASE OF SHARES IN OWN NAME


7. Description of shares (including class), debentures or derivatives or financial instruments relating to shares: ORDINARY SHARES IN BT GROUP PLC OF 5P EACH


8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them: MATTI ALAHUHTA



9. State the nature of the transaction: PURCHASE OF SHARES IN OWN NAME



10. Number of shares, debentures or financial instruments relating to shares acquired: 20,000 ORDINARY SHARES


11. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage): N/A

12. Number of shares, debentures or financial instruments relating to shares disposed: N/A


13. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) : N/A


14. Price per share or value of transaction: 209.84PP


15. Date and place of transaction: 24 FEBRUARY 2006, UK

16. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage): 20,000 ORDINARY SHARES


17. Date issuer informed of transaction: 27 FEBRUARY 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


18. Date of grant: N/A


19. Period during which or date on which it can be exercised: N/A


20. Total amount paid (if any) for grant of the option: N/A


21. Description of shares or debentures involved (class and number): N/A


22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A


23. Total number of shares or debentures over which options held following notification: N/A


24 Any additional information: N/A



25. Name of contact and telephone number for queries: GRAEME WHEATLEY - 020 7356 4086


Name of duly authorised officer of issuer responsible for making notification:
GRAEME WHEATLEY

Date of notification: 27 FEBRUARY 2006

Enclosure No. 11

Monday 27 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,450,000 ordinary shares at a price of 208.053 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 263,215,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,369,712,146.

Enclosure No. 12

Tuesday 28 February 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 207.072 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 268,165,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,367,212,146.

Enclosure No. 13

Wednesday 1 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 13,184 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 268,152,471 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,367,225,330.

Enclosure No. 14

                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.


1.   Andy Green is currently an executive Director on the Board of BT Group plc;

2. With effect from 16 March 2006, Mr Green will take up the position of non-executive Director of NAVTEQ.



Contact for queries:
Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 6372
Date of Notification: Wednesday 1 March 2006

Enclosure No. 15

Wednesday 1 March 2006
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 207.9869 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 270,152,471 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,365,225,330

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Enclosure No. 16

Thursday 2 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 208.5064 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 273,152,471 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,362,225,330


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 6 March 2006